InBev

RECEIVED

2007 SEP 17 A 10:19

07026544

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 30 August, 2007

SUPPL

Dear Madam,

Subject: ~~Interbrew S.A.~~ InBev. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

dw 9/18

Benoît Loore
Assistant Corporate Secretary

Enclosure: press releases

N.V. InBev S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80
KBC 482-9036171-05

Press Release

Further Progress on Our Long-Term Journey

InBev (Euronext: INB), the world's leading brewer, announced today its results for the second quarter 2007 (2Q07):

- **Volume growth:** beer sales volume grew organically by +4.6% in 2Q07 year-on-year (yoy). Challenging conditions prevailed in Western Europe and North America, while volumes grew in the other Zones.
- **Top line growth exceeded volume growth:** revenue increased organically by 7.6% during 2Q07, as a result of volume growth and a 2.5% increase in revenue per Hl, or +4.1% eliminating the impact of the change in geographic mix.
- **Persistent tight grip on costs and expenses:** 2Q07 cost of sales (CoS) were impacted by some commodity cost pressures, leading to an increase in CoS per Hl of 3.6%, year-on-year. Operating expenses declined by 1.8% on an organic basis, as a consequence of our ongoing focus on identifying and reducing non-working expenses.
- **Double digit EBITDA growth and further margin expansion:** normalized EBITDA grew organically by 16.5%, resulting in an EBITDA margin of 33.1% in 2Q07 versus 30.8% in 2Q06, an organic increase of 253 basis points and a sixth consecutive quarter of margin expansion. Importantly, all Zones achieved organic EBITDA growth during 2Q07, reflecting InBev's ongoing objective to achieve balanced growth across its operations.
- **Strong increase in net profits:** normalized profit attributable to equity holders of InBev increased by 21% on an absolute basis to 477 million euro.
- **Returning cash to shareholders:** InBev acquired 191 million euro of InBev shares during the second quarter as part of a share buyback program of up to 300 million euro which was completed as of August 2007. Today, InBev announces that its Board of Directors authorized the commencement of a new share buyback program, for an amount of up to 300 million euro which will run until October 2008.

Figure 1: Consolidated performance (million euro)

	2Q07	2Q06	Organic growth
Total volumes (thousand Hls)	68 168	60 481	5.0%
Beer volumes	59 286	53 195	4.6%
Non-beer volumes	8 881	7 286	8.0%
Revenue	3 720	3 383	7.6%
Gross profit	2 183	2 006	6.8%
Normalized EBITDA	1 232	1 043	16.5%
Normalized EBIT	964	798	19.8%
Profit attributable to equity holders of InBev (normalized)	477	395	
Profit attributable to equity holders of Inbev	499	394	
Normalized earnings per share (euro)	0.78	0.65	
Earnings per share (euro)	0.82	0.65	
Margins			
Gross margin	58.7%	59.3%	-44 bp
Normalized EBITDA margin	33.1%	30.8%	253 bp
Normalized EBIT margin	25.9%	23.6%	265 bp

InBev's 2Q07 numbers are based on unaudited consolidated financial statements prepared in accordance with IFRS. Unless otherwise indicated, amounts are presented in million euro. To facilitate the understanding of InBev's underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. Scopes represent the impact of acquisitions and divestitures, the start up or termination of activities, or the transfer of activities between segments.
Whenever used in this document, the term "normalized" refers to performance measures (EBITDA, EBIT, Profit, EPS) before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the company's performance. Values in the figures and annexes may not add up, due to rounding. EPS based upon weighted average of 612 million ordinary shares outstanding.

MANAGEMENT COMMENTS

Second quarter EBITDA margins continued the trend of expansion, as the result of a volume increase combined with better revenue per Hl, and cost control. **North American** margins improved in the second quarter, with costs being carefully managed; moreover, we continued to work hard on improving the top line, among others through the integration of the Lakeport brands into our portfolio. **Latin America North** and **Latin America South** both delivered solid margin growth on the back of a sound top line performance and continued good management of expenses. In **Western Europe,** we were impacted by an anticipated increase in cost of sales; however, margins grew because of our ongoing focus on managing fixed costs. In **Central & Eastern Europe**, there was another solid top line performance. Although reported EBITDA margin declined, this is almost entirely explained by changes in intercompany charges which are neutral at group level. Excluding this impact, EBITDA margins would have been virtually unchanged, year on year. Margins in **Asia Pacific** expanded primarily through higher volumes at a favorable geographic mix, and increased revenue per Hl.

"The second quarter has shown improvement in our overall business, with EBITDA margin expansion, volume growth and EBITDA growth. But we can do better. We have higher expectations for our China and UK operations. In those operations we have been outperformed by competitors and we must do better. The way to get back on track in these geographies is to continue to enhance our people capabilities, brand equity and in-market execution, thus building a sustainable and profitable platform for our businesses to grow", said Carlos Brito, InBev's CEO.

SECOND QUARTER VOLUMES HIGHLIGHT GROWTH PROFILE

Figure 2. Volumes (thousand HIs)

	2Q06	Scope	Organic growth	2Q07	Organic growth
North America	4 070	-469	-89	3 512	-2.6%
Latin America - North	21 122	221	732	22 075	3.5%
Latin America - South	3 268	2 254	319	5 842	10.1%
Western Europe	11 012	-296	-426	10 291	-4.0%
Central & Eastern Europe	12 649	0	1 903	14 552	15.0%
Asia Pacific	7 884	2 140	266	10 290	3.5%
Global Export & Holding Companies	475	810	321	1 606	24.9%
Worldwide	**60 481**	**4 661**	**3 026**	**68 168**	**5.0%**

InBev's total consolidated volume grew by +5.0% in 2Q07 versus 2Q06, with beer up +4.6% and non-beer +8.0%. Western Europe and North America recorded lower volumes, which were more than offset by increases across all other Zones.

North American 2Q07 shipments were -2.6% below the same period last year. On an organic basis, Canadian volumes decreased -3.1%. The Lakeport business, which is growing well, is consolidated in our financial statements as scope as of April, and therefore is not part of organic performance currently. The integration of Lakeport is proceeding according to plan, and we already see the benefit of competing more effectively with these strong brands.

Shipments of our European import brands into the US to Anheuser-Busch ("A-B") improved significantly during the second quarter. Substantial progress has been made in overcoming transition issues related to supply of our products, and we are focused on building a solid platform to benefit from our presence in the attractive, faster growing import segment.

Volumes for Latin America North grew by +3.5% (beer +2.1%; non-beer +7.1%) in 2Q07 yoy. Brazil beer volumes increased by +3.3% when compared to 2Q06, when the industry was positively impacted by the soccer World Cup event. Market share reached 67.3% compared to 68.8% a year ago, but has been on an upward trend sequentially for all three months. Beer volumes decreased -17.9% in the markets outside of Brazil, mainly due to lower volumes in Venezuela, which are in line with a lower industry.

Latin America South volumes were +10.1% above last year (beer +7.7%; non-beer +13.4%), mainly driven by Argentina and Bolivia, and growth of our premium brands across all markets.

In Western Europe second quarter volumes declined -4.0%. UK volumes were down -10.7%, implying some share loss in a market which was lower than last year. Reported volumes in Germany were down -2.2%; our branded beer grew in the quarter which led to an improved sales mix. However, this growth was more than offset by a decline in other products such as subcontracted volumes. Volumes of our Belgian business were up by +0.2%, and we gained share in the quarter. Excluding the UK, share was either stable or higher in our main WE markets.

Central and Eastern Europe volumes grew +15.0% versus last year. Russia was +15.2% higher, increasing our share in the core and premium segments, and Ukraine grew +22.8%. Our Central European volumes continued to show solid growth across the region, particularly in Romania and Serbia.

Asia Pacific volumes rose +3.5% for the second quarter. China recorded +3.2% volume growth on an organic basis. The Sedrin business, acquired one year ago, continues to perform well, and as of June, is part of our organic results. On a pro-forma basis including Sedrin volumes for the entire second quarter of 2006, China volume growth would have been +7.1%, as compared to reported growth of +3.2% as mentioned above. Volumes in South Korea improved by +4.6% compared to the same period last year.

GLOBAL BRAND DEVELOPMENT

InBev's global brands volumes were up by +2.7% yoy in the second quarter, as volume growth for Brahma® and Beck's® was partially offset by the weak performance of Stella Artois® in the UK. **Brahma®** volumes grew +0.5% with positive results in Brazil and Eastern Europe. Volumes of **Stella Artois®** decreased in Western Europe (UK) and climbed in the Americas and Central and Eastern Europe, resulting in a -1.7% decline versus last year. **Beck's®** volumes improved +13.6% due to good growth across most markets, while volumes of **Leffe®** moved +9.0% higher.

INCOME STATEMENT – 2Q07

Figure 3. Consolidated Income Statement (million euro)

	2Q06	Scope	Currency translation	Organic growth	2Q07	Organic growth
Revenue	**3 383**	**112**	**-30**	**255**	**3 720**	**7.6%**
Cost of sales	-1 376	-52	11	-120	-1 537	-8.8%
Gross profit	**2 006**	**59**	**-19**	**135**	**2 183**	**6.8%**
Distribution expenses	-392	-15	6	-42	-443	-10.9%
Sales & marketing expenses	-581	-26	4	10	-592	1.7%
Administrative expenses	-267	-8	2	13	-260	5.1%
Other operating income/expenses	32	6	-1	40	77	106.3%
Normalized profit from operations (normalized EBIT)	798	17	-8	157	964	19.8%
Non recurring items above EBIT	4				29	
Net financing costs	-100				-160	
Income tax expense	-143				-166	
Profit	**560**				**667**	
attributable to equity holders of InBev	394				499	
attributable to minority interests	166				168	
Normalized EBITDA	**1 043**	**28**	**-11**	**171**	**1 232**	**16.5%**

Note: Normalized EBIT and EBITDA is EBIT and EBITDA before non-recurring items. The impact of non-recurring items in 2Q07 was +29 million euro on EBIT and +6 million euro on EBITDA, versus +4 million euro on EBIT and +21 million euro on EBITDA in 2Q06. Non-recurring items for 2Q06 include a reclassification in order to be consistent with the treatment of a similar item in 4Q06, as disclosed in the FY06 results release

Revenue – Consolidated revenue totalled 3 720 million euro for the second quarter, representing an organic increase of 7.6% (or 255 million euro), yoy. The company has set itself the objective to grow revenue ahead of volume on a sustainable basis, and this objective has resulted in the ongoing implementation of revenue management programs, such as improving the sales mix and growing volumes sold through direct distribution. All Zones grew revenue faster than volumes, resulting in higher revenue per Hl.

Consolidated revenue per Hl was higher by 2.5% yoy. On a constant geographic basis, i.e. eliminating the impact of stronger growth coming from countries with lower revenue per Hl, organic growth in revenue per Hl would have been 4.1%.

Cost of Sales (CoS) – Consolidated CoS in 2Q07 was 1 537 million euro, an increase of 8.8% (or 120 million euro) yoy. However, CoS per Hl grew by 3.6% yoy. On a constant geographic basis, cost of sales per Hl would have increased by an estimated 5.0%.

Operating Expenses – Operating expenses, which include distribution expenses, sales and marketing expenses, administrative expenses and other operating income/expenses, were 1 218 million euro in 2Q07, or an organic decrease of 1.8% (or 21 million euro) versus 2Q06.

Higher sales volumes, investments in direct distribution and some increases in transport costs led to higher distribution expenses (+42 million euro or 10.9%). Organically, sales and marketing expenses decreased 10 million euro (1.7%), mainly due to a reduction in commercial expenses which do not impact the consumer, and to a lesser extent due to a different spending pattern when compared to last year. Administrative expenses fell 13 million euro (5.1%) organically, evidence that we maintained a strong grip on overhead costs across the group.

Other operating income/expenses improved by +40 million euro in 2Q07 when compared to 2Q06. This change is mainly explained by the release of some provisions, the adjustment of bonus accruals, and the increase in royalties income from third parties.

EBITDA – Normalized EBITDA in 2Q07 rose 16.5% organically (up 171 million euro) to 1 232 million euro, with growth reported in all Zones.

- North America recorded an EBITDA of 166 million euro (+7.3% / up 12 million euro), as the Zone continued to apply strict cost management.
- Latin America North EBITDA climbed to 470 million euro (+19.1% / up 74 million euro), benefiting from good top line results and a tight grip on expenses
- Latin America South drove EBITDA to 66 million euro (+27.1% / up 9 million euro) driven by higher volumes, revenue and limited cost growth.
- Western Europe EBITDA was 241 million euro (+2.2% / up 5 million euro) due to a ongoing strict focus on fixed costs. The Zone was impacted by higher cost of sales and other operating income, as a result of changes in intercompany charges, which are neutral at the consolidated level.
- Central & Eastern Europe generated EBITDA of 158 million euro (+11.0% / up 16 million euro), basically as a result of strong top line growth, given that investments increase in order to pave the way for future growth. In addition, a change in intercompany charges which took effect in 4Q06, negatively impacted Zone EBITDA for 2Q07. This amount is paid to holding companies and is neutral at a consolidated level. Excluding this impact, EBITDA margins would have been stable, year-on-year.
- Asia Pacific delivered EBITDA of 72 million euro (+18.8% / up 11 million euro), as a result of revenue growth and nearly no growth in costs.
- Global Export & Holding Companies EBITDA was 61 million euro (up 45 million euro), with results being positively impacted by changes in intercompany charges already highlighted above.

As a result of these Zone performances, consolidated EBITDA margin for 2Q07 was 33.1% in 2Q07, compared to 30.8% in 2Q06. This translates into a margin expansion of 227 basis points, of which 253 basis points were organic. The negative currency translation impact was 11 million euro for 2Q07 (positive impact of 87 million euro in 2Q06).

Profit – Normalized profit attributable to equity holders of InBev reached 477 million euro (normalized EPS 0.78 euro) in 2Q07, representing an absolute increase of 21% yoy. Reported profit for the second quarter was 667 million euro, and included the following:

- *Net financing costs*: 160 million euro - 60 million higher than 2Q06, largely explained by higher interest expense following the increase of InBev's average net debt position, and a higher mix of Brazilian real interest-bearing liabilities in comparison to the mix in 2Q06.
- *Income tax expense:* 166 million euro with an effective tax rate of 19.9% (versus 20.3% for 2Q06). The company continues to benefit at the AmBev level from the impact of interest on equity payments and tax deductible goodwill from the merger between InBev Holding Brazil and AmBev in July 2005, and the acquisition of Quinsa in August 2006. For the full year 2007, the estimated effective tax rate is expected to be in the range 20% to 22%.
- *Profit attributable to minority interests:* 168 million euro (166 million euro in 2Q06).

BALANCE SHEET & CASH FLOW

InBev's net financial debt increased to 6 227 million euro as of June 2007, from 5 563 million euro as of December 2006. The increase in net debt is primarily the result of the financing of the Lakeport & Cintra acquisitions (153 million euro); the InBev and AmBev share buyback programs (respectively 234 million euro and 747 million euro); dividend payments to shareholders of InBev (432 million euro); dividend payments to minority shareholders of AmBev (106 million euro) and the impact of changes in foreign exchange rates (72 million euro).

OUTLOOK

InBev has an attractive presence in growing markets worldwide, and has set itself the long term objectives of achieving organic volume ahead of industry growth, revenue growth above volume growth, while managing costs below inflation and constantly ensuring that resources are optimally deployed. The company continues to see opportunities for further margin expansion and value creation.

Recent events

On July 6, 2007, InBev announced that it had entered into an agreement with Cofinimmo under which InBev Belgium will sell 90% of Immobrew S.A./N.V., a subsidiary which directly owns 824 pubs and some residential real estate locations in Belgium and indirectly 245 in the Netherlands, for 419 million euro for 90%, on a debt and cash free basis. At the same time InBev will enter into a lease agreement with Immobrew and some of its affiliates.

On August 29, 2007, exercising the authority granted to it by the Extraordinary General Meeting of Shareholders of April 24th, 2007, InBev S.A.'s Board of Directors has resolved that the Company commence a new share buyback program of InBev shares, for an amount of up to 300 million euro. This new share buyback program will run until October 2008 and may be renewed thereafter. This new program follows the successful completion of the share buyback program for 300 million euro, announced on February 1st, 2007.

Second quarter 2007 Agenda
August 30th, 2007

Conference call 2Q07 results for media
11.00 a.m. CET - full registration details are available at www.InBev.com.

Conference call 2Q07 results for investors
2.00 p.m. CET / 1.00 p.m. BST / 8.00 a.m. EST - full registration details are available at www.InBev.com.

Annexes
InBev website: http://www.inbev.com/media/3_2_0_pressreleases.cfm

- Second quarter 2007 segment information (2Q07)
- Half Year 2007 (HY07) segment information
- Reconciliation between Brazilian GAAP and IFRS figures for Latin America (HY07)

InBev is pleased to announce that the 2007 Half Year Financial Report is available today on www.inbev.com

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted external growth, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe® and Skol® - the third-largest selling beer brand in the world. InBev employs some 88 000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2006, InBev realized 13.3 billion euro of revenue.
For further information visit www.InBev.com

Contact information

Marianne Amssoms
Vice President Global External Communications
Tel: +32-16-27-67-11
Fax: +32-16-50-67-11
E-mail: marianne.amssoms@inbev.com

Philip Ludwig
Vice President Investor Relations
Tel: +32-16-27-62-43
Fax: +32-16-50-62-43
E-mail: philip.ludwig@inbev.com

This report contains certain forward-looking statements reflecting the current views of the management of InBev with respect to, among other things, InBev's strategic objectives, business prospects, future financial condition, budgets, projected levels of production, projected costs and projected levels of revenues and profits. These statements involve risks and uncertainties. The ability of InBev to achieve these objectives and targets is dependent on many factors which are outside of management's control. In some cases, words such as "believe", "intend", "expect", "anticipate", "plan", "target", "will" and similar expressions to identify forward-looking statements are used. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect InBev's current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons. InBev cannot assure you that the future results, level of activity, performance or achievements of InBev will meet the expectations reflected in the forward-looking statements.

Annex 1 2Q07 segment information

InBev Worldwide	2Q06	Scope	Currency translation	Organic growth	2Q07	Organic growth
Total volumes	60 481	4 661	0	3 026	68 168	5.0%
Revenue	**3 383**	**112**	**-30**	**255**	**3 720**	**7.6%**
Cost of sales	-1 376	-52	11	-120	-1 537	-8.8%
Gross profit	**2 006**	**59**	**-19**	**135**	**2 183**	**6.8%**
Distribution expenses	-392	-15	6	-42	-443	-10.9%
Sales & marketing expenses	-581	-26	4	10	-592	1.7%
Administrative expenses	-267	-8	2	13	-260	5.1%
Other operating income/expenses	32	6	-1	40	77	106.3%
Normalized EBIT	798	17	-8	157	964	19.8%
Normalized EBITDA	**1 043**	**28**	**-11**	**171**	**1 232**	**16.5%**
Normalized EBITDA margin	30.8%				33.1%	253 bp

North America	2Q06	Scope	Currency translation	Organic growth	2Q07	Organic growth
Total volumes	4 070	-469	0	-89	3 512	-2.6%
Revenue	**521**	**-56**	**-25**	**-4**	**436**	**-0.9%**
Cost of sales	-192	49	8	-2	-138	-1.8%
Gross profit	**329**	**-8**	**-17**	**-7**	**298**	**-2.1%**
Distribution expenses	-71	-8	3	2	-74	2.4%
Sales & marketing expenses	-98	25	3	12	-58	16.5%
Administrative expenses	-27	1	1	1	-24	3.3%
Other operating income/expenses	-3	1	0	4	2	181.5%
Normalized EBIT	130	11	-10	12	144	8.7%
Normalized EBITDA	**153**	**12**	**-11**	**12**	**166**	**7.3%**
Normalized EBITDA margin	29.4%				38.0%	252 bp

Latin America - North	2Q06	*Scope*	*Currency* translation	Organic growth	2Q07	Organic growth
Total volumes	21 122	221	0	732	22 075	3.5%
Revenue	**954**	**6**	**9**	**103**	**1 072**	**10.8%**
Cost of sales	-331	-3	-1	-45	-381	-13.7%
Gross profit	**623**	**3**	**7**	**58**	**692**	**9.3%**
Distribution expenses	-119	-1	0	-12	-132	-9.8%
Sales & marketing expenses	-122	-2	0	6	-118	5.2%
Administrative expenses	-78	-2	1	6	-73	7.2%
Other operating income/expenses	25	0	0	15	39	59.6%
Normalized EBIT	329	-2	8	73	408	22.2%
Normalized EBITDA	**388**	**0**	**8**	**74**	**470**	**19.1%**
Normalized EBITDA margin	40.7%				43.8%	302 bp

Latin America - South	2Q06	Scope	Currency translation	Organic growth	2Q07	Organic growth
Total volumes	3 268	2 254	0	319	5 842	10.1%
Revenue	**102**	**75**	**-6**	**24**	**195**	**24.2%**
Cost of sales	-49	-36	4	-11	-92	-23.2%
Gross profit	**53**	**40**	**-3**	**13**	**102**	**25.1%**
Distribution expenses	-7	-7	1	-5	-18	-69.2%
Sales & marketing expenses	-17	-10	1	0	-26	1.0%
Administrative expenses	-6	-4	0	0	-10	-8.4%
Other operating income/expenses	-2	-1	0	0	-3	-5.5%
Normalized EBIT	21	17	-1	8	46	39.1%
Normalized EBITDA	**33**	**25**	**-2**	**9**	**66**	**27.1%**
Normalized EBITDA margin	32.7%				33.8%	72 bp

Annex 1 2Q07 segment information (continued)

Western Europe	**2Q06**	**Scope**	**Currency translation**	**Organic growth**	**2Q07**	**Organic growth**
Total volumes	11 012	-296	0	-426	10 291	-4.0%
Revenue	**1 009**	**-17**	**5**	**-1**	**996**	**-0.1%**
Cost of sales	-437	7	-3	-13	-447	-3.1%
Gross profit	**572**	**-10**	**2**	**-15**	**549**	**-2.6%**
Distribution expenses	-111	3	0	0	-108	-0.2%
Sales & marketing expenses	-193	-5	-1	-1	-200	-0.7%
Administrative expenses	-64	0	0	5	-60	7.5%
Other operating income/expenses	-42	7	0	15	-20	43.8%
Normalized EBIT	163	-6	0	3	160	2.2%
Normalized EBITDA	**243**	**-8**	**0**	**5**	**241**	**2.2%**
Normalized EBITDA margin	24.1%				24.2%	54 bp

Central & Eastern Europe	**2Q06**	**Scope**	**Currency translation**	**Organic growth**	**2Q07**	**Organic growth**
Total volumes	12 649	0	0	1 903	14 552	15.0%
Revenue	**536**	**0**	**-7**	**118**	**646**	**22.0%**
Cost of sales	-233	0	3	-45	-275	-19.3%
Gross profit	**302**	**0**	**-4**	**73**	**371**	**24.1%**
Distribution expenses	-67	0	1	-14	-80	-20.9%
Sales & marketing expenses	-89	0	1	-31	-119	-35.3%
Administrative expenses	-33	0	0	-4	-37	-13.2%
Other operating income/expenses	-15	0	0	-15	-30	-94.6%
Normalized EBIT	98	0	-2	9	105	8.9%
Normalized EBITDA	**144**	**0**	**-2**	**16**	**158**	**11.0%**
Normalized EBITDA margin	27.0%				24.4%	-243 bp

Asia Pacific	**2Q06**	**Scope**	**Currency translation**	**Organic growth**	**2Q07**	**Organic growth**
Total volumes	7 884	2 140	0	266	10 290	3.5%
Revenue	**234**	**31**	**-10**	**13**	**269**	**5.7%**
Cost of sales	-117	-14	4	-5	-132	-5.0%
Gross profit	**118**	**17**	**-5**	**7**	**137**	**6.5%**
Distribution expenses	-17	0	1	-1	-18	-8.1%
Sales & marketing expenses	-45	-11	2	-4	-58	-7.7%
Administrative expenses	-13	-3	0	0	-15	1.9%
Other operating income/expenses	-4	0	0	5	1	109.0%
Normalized EBIT	39	3	-2	8	47	20.9%
Normalized EBITDA	**59**	**5**	**-3**	**11**	**72**	**18.8%**
Normalized EBITDA margin	25.2%				26.7%	295 bp

Global Export & Holding Companies	**2Q06**	**Scope**	**Currency translation**	**Organic growth**	**2Q07**	**Organic growth**
Total volumes	475	810	0	321	1 606	24.9%
Revenue	**27**	**72**	**5**	**3**	**107**	**2.7%**
Cost of sales	-17	-55	-4	3	-73	3.7%
Gross profit	**10**	**17**	**1**	**5**	**34**	**20.1%**
Distribution expenses	0	-1	0	-12	-13	-1 142.3%
Sales & marketing expenses	-17	-23	-2	28	-13	70.4%
Administrative expenses	-46	0	0	7	-40	14.6%
Other operating income/expenses	72	0	-1	16	88	22.2%
Normalized EBIT	19	-6	-1	44	55	352.8%
Normalized EBITDA	**23**	**-6**	**-1**	**45**	**61**	**268.6%**

Annex 2 HY07 segment information

InBev Worldwide	**HY06**	**Scope**	**Currency translation**	**Organic growth**	**HY07**	**Organic growth**
Total volumes	110 582	10 055	0	6 565	127 202	6.0%
Revenue	**6 176**	**237**	**-143**	**501**	**6 771**	**8.2%**
Cost of sales	-2 553	-104	51	-203	-2 810	-8.1%
Gross profit	**3 623**	**132**	**-92**	**298**	**3 961**	**8.3%**
Distribution expenses	-751	-21	22	-73	-824	-9.9%
Sales & marketing expenses	-1 057	-43	18	-7	-1 089	-0.6%
Administrative expenses	-512	-13	8	30	-487	5.9%
Other operating income/expenses	64	5	-1	43	111	60.5%
Normalized EBIT	1 367	60	-46	290	1 672	21.4%
Normalized EBITDA	**1 856**	**81**	**-57**	**314**	**2 194**	**17.1%**
Normalized EBITDA margin	30.0%				32.4%	245 bp

North America	**HY06**	**Scope**	**Currency translation**	**Organic growth**	**HY07**	**Organic growth**
Total volumes	6 929	-928	0	-145	5 855	-2.5%
Revenue	**889**	**-105**	**-59**	**-3**	**722**	**-0.5%**
Cost of sales	-343	88	19	3	-233	1.1%
Gross profit	**546**	**-17**	**-40**	**-1**	**489**	**-0.1%**
Distribution expenses	-138	-8	10	4	-132	2.6%
Sales & marketing expenses	-179	54	9	2	-113	1.9%
Administrative expenses	-59	5	4	5	-46	8.8%
Other operating income/expenses	-5	1	0	5	1	129.1%
Normalized EBIT	165	35	-17	15	199	7.7%
Normalized EBITDA	**212**	**34**	**-20**	**12**	**239**	**5.0%**
Normalized EBITDA margin	23.9%				33.1%	147 bp

Latin America - North	**HY06**	**Scope**	**Currency translation**	**Organic growth**	**HY07**	**Organic growth**
Total volumes	44 248	221	0	2 025	46 494	4.6%
Revenue	**2 022**	**6**	**-50**	**231**	**2 209**	**11.4%**
Cost of sales	-692	-3	19	-87	-763	-12.6%
Gross profit	**1 330**	**3**	**-31**	**143**	**1 446**	**10.8%**
Distribution expenses	-246	-1	7	-20	-261	-8.3%
Sales & marketing expenses	-217	-2	6	-11	-224	-4.9%
Administrative expenses	-131	-2	3	12	-117	9.2%
Other operating income/expenses	41	0	-1	17	57	41.9%
Normalized EBIT	776	-2	-16	142	900	18.2%
Normalized EBITDA	**899**	**0**	**-19**	**140**	**1 020**	**15.6%**
Normalized EBITDA margin	44.4%				46.2%	169 bp

Latin America - South	**HY06**	**Scope**	**Currency translation**	**Organic growth**	**HY07**	**Organic growth**
Total volumes	7 895	5 466	0	828	14 189	10.8%
Revenue	**255**	**181**	**-21**	**53**	**469**	**21.5%**
Cost of sales	-113	-79	10	-22	-204	-19.6%
Gross profit	**142**	**102**	**-11**	**32**	**265**	**23.0%**
Distribution expenses	-16	-15	2	-9	-38	-55.3%
Sales & marketing expenses	-38	-24	3	-1	-60	-1.7%
Administrative expenses	-12	-8	1	-1	-20	-7.4%
Other operating income/expenses	-3	-2	0	-1	-5	-30.5%
Normalized EBIT	73	54	-5	21	142	30.0%
Normalized EBITDA	**98**	**70**	**-7**	**21**	**183**	**22.6%**
Normalized EBITDA margin	38.6%				39.0%	29 bp

Annex 2 HY07 segment information (continued)

Western Europe	**HY06**	**Scope**	**Currency translation**	**Organic growth**	**HY07**	**Organic growth**
Total volumes	18 888	-512	0	-513	17 862	-2.8%
Revenue	**1 746**	**-31**	**9**	**-6**	**1 718**	**-0.4%**
Cost of sales	-779	13	-6	-32	-804	-4.2%
Gross profit	**967**	**-18**	**3**	**-39**	**914**	**-4.1%**
Distribution expenses	-207	5	-1	-3	-205	-1.6%
Sales & marketing expenses	-367	-3	-2	9	-363	2.4%
Administrative expenses	-135	1	-1	8	-126	6.1%
Other operating income/expenses	-68	7	-1	21	-41	34.7%
Normalized EBIT	191	-9	0	-4	178	-2.1%
Normalized EBITDA	**347**	**-12**	**1**	**3**	**339**	**0.9%**
Normalized EBITDA margin	19.9%				19.7%	24 bp

Central & Eastern Europe	**HY06**	**Scope**	**Currency translation**	**Organic growth**	**HY07**	**Organic growth**
Total volumes	19 829	0	0	3 530	23 359	17.8%
Revenue	**829**	**0**	**-13**	**207**	**1 024**	**25.0%**
Cost of sales	-392	0	7	-74	-460	-19.0%
Gross profit	**437**	**0**	**-6**	**133**	**564**	**30.4%**
Distribution expenses	-112	0	2	-27	-137	-24.0%
Sales & marketing expenses	-145	0	2	-56	-199	-38.5%
Administrative expenses	-65	0	0	-3	-67	-3.9%
Other operating income/expenses	-26	0	1	-25	-50	-95.6%
Normalized EBIT	89	0	-2	23	111	26.1%
Normalized EBITDA	**180**	**0**	**-3**	**36**	**213**	**20.0%**
Normalized EBITDA margin	21.7%				20.8%	-87 bp

Asia Pacific	**HY06**	**Scope**	**Currency translation**	**Organic growth**	**HY07**	**Organic growth**
Total volumes	11 956	4 511	0	520	16 987	4.5%
Revenue	**386**	**73**	**-18**	**33**	**474**	**9.1%**
Cost of sales	-203	-35	8	-7	-237	-3.9%
Gross profit	**183**	**38**	**-10**	**26**	**237**	**14.5%**
Distribution expenses	-31	-1	1	-2	-33	-5.8%
Sales & marketing expenses	-83	-23	4	-3	-104	-3.8%
Administrative expenses	-25	-6	1	0	-30	0.4%
Other operating income/expenses	-4	-1	0	4	0	86.5%
Normalized EBIT	40	7	-3	26	70	73.6%
Normalized EBITDA	**80**	**14**	**-5**	**31**	**120**	**42.4%**
Normalized EBITDA margin	20.7%				25.2%	576 bp

Global Export & Holding Companies	**HY06**	**Scope**	**Currency translation**	**Organic growth**	**HY07**	**Organic growth**
Total volumes	837	1 298	0	320	2 455	15.0%
Revenue	**49**	**112**	**8**	**-14**	**155**	**-8.4%**
Cost of sales	-31	-88	-6	16	-109	13.5%
Gross profit	**17**	**24**	**2**	**3**	**46**	**6.3%**
Distribution expenses	0	-2	0	-16	-18	-787.7%
Sales & marketing expenses	-28	-45	-4	52	-24	72.0%
Administrative expenses	-86	-3	0	9	-81	9.6%
Other operating income/expenses	128	0	0	21	149	16.0%
Normalized EBIT	32	-25	-3	68	72	1 065.4%
Normalized EBITDA	**39**	**-25**	**-3**	**70**	**82**	**488.3%**

Annex 3

Reconciliation between Brazilian GAAP and IFRS figures for Latin America HY07

EBIT Latin America under Brazilian GAAP (Brazil + HILA, as published in the HY07 Segment financial information of AmBev's Q2 press release) In million BRL	**2 706**
In million euro	**986**
Reclassifications	
- Profit sharing (bonus plan) presented below EBIT in Brazilian GAAP, above EBIT in IFRS	(5)
- Other operating income/expense, presented below EBIT in Brazilian GAAP, above EBIT in IFRS	(40)
	941
Adjustments	
- Goodwill amortization in Brazilian GAAP, not in IFRS	104
- Other depreciation adjustments (fair value base, InBev rates, commercial intangibles, ...)	3
- Deferred charges (start up costs capitalized under Brazilian GAAP, expensed in IFRS)	(5)
- Indirect tax incentives (through equity in Brazilian GAAP, in income statement in IFRS)	2
- Pension cost recognition and share based payment expense (IFRS 2 and IAS 19 treatment)	(3)
- Other	-
EBIT Latin America under IFRS (as published in the HY07 Segment information of Latin America North and Latin America South in annex 2 of this press release)	**1 042**

END